June 27, 2012

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Morgan Stanley
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 27, 2012
Form 10-Q for Quarterly Period Ended March 31, 2012
Filed May 7, 2012
File No. 001-11758

Dear Ms. Hayes:

Morgan Stanley (the “Company”) received your letter dated June 22, 2012, concerning the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, the April 5, 2012 Definitive Proxy Statement and the Form 10-Q for the quarterly period ended March 31, 2012.

We respectfully request an extension of time to respond to your letter and intend to provide our response on or before July 27, 2012.

Please feel free to contact me at 212-761-6686 if you would like further clarification or additional information.

Sincerely,

/s/ Paul C. Wirth

Paul C. Wirth
Deputy Chief Financial Officer

cc:	Ruth Porat, Executive Vice President and Chief Financial Officer
Jeffrey M. Kottkamp, Deloitte & Touche LLP
James V. Schnurr, Deloitte & Touche LLP
Michael Seaman, Securities and Exchange Commission
Staci Shannon, Securities and Exchange Commission
Kevin W. Vaughn, Securities and Exchange Commission